================================================================================




                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------
                                 SCHEDULE 13D/A
                                (Amendment No. 1)
                    Under the Securities Exchange Act of 1934





                               JARDEN CORPORATION
                  --------------------------------------------

                                (Name of Issuer)



                     Common Stock, Par Value $0.01 Per Share
                  --------------------------------------------
                         (Title of Class of Securities)

                  --------------------------------------------


                                   471109 10 8
                  --------------------------------------------
                                 (CUSIP Number)

                  --------------------------------------------

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 With a copy to:
                           Andrew R. Brownstein, Esq.
                               David M. Silk, Esq.
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

                                 October 8, 2004
                  ---------------------------------------------
                  (Date of Event Which Requires Filing of This
                                   Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [ ]

--------------------------------                --------------------------------
CUSIP No. 471109 10 8             SCHEDULE 13D          (Page 2 of 12)
--------------------------------                --------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Warburg Pincus Private Equity VIII, L.P.
                  I.R.S. Identification No. 13-4161869
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS
              WC
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware
-------- -----------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER
        SHARES                           -0-
                         ------ ------------------------------------------------
     BENEFICIALLY          8    SHARED VOTING POWER
       OWNED BY                          4,056,120 (see Items 4 and 5)
                         ------ ------------------------------------------------
         EACH              9    SOLE DISPOSITIVE POWER
       REPORTING                         -0-
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                         4,056,120 (see Item 5)
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         4,056,120 (see Item 5)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                            [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                         12.9% (see Item 5)
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                                          PN
-------- -----------------------------------------------------------------------

--------------------------------                --------------------------------
CUSIP No. 471109 10 8             SCHEDULE 13D          (Page 3 of 12)
--------------------------------                --------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                           Warburg, Pincus & Co.
                           I.R.S. Identification No. 13-6358475
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [ ]
                                                                (b) [X]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  N/A
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  New York
-------- -----------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER
        SHARES                           -0-
                         ------ ------------------------------------------------
     BENEFICIALLY          8    SHARED VOTING POWER
       OWNED BY                          4,056,120 (see Items 4 and 5)
                         ------ ------------------------------------------------
         EACH              9    SOLE DISPOSITIVE POWER
       REPORTING                         -0-
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                         4,056,120 (see Item 5)
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         4,056,120 (see Item 5)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                         12.9% (see Item 5)
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                                         PN
-------- -----------------------------------------------------------------------

--------------------------------                --------------------------------
CUSIP No. 471109 10 8             SCHEDULE 13D          (Page 4 of 12)
--------------------------------                --------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                           Warburg Pincus LLC
                           I.R.S. Identification No. 13-3536050
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a) [X]
                                                                (b) [ ]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS
                           N/A
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                       [ ]
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                           New York
-------- -----------------------------------------------------------------------
       NUMBER OF           7    SOLE VOTING POWER
        SHARES                           -0-
                         ------ ------------------------------------------------
     BENEFICIALLY          8    SHARED VOTING POWER
       OWNED BY                          4,056,120 (see Items 4 and 5)
                         ------ ------------------------------------------------
         EACH              9    SOLE DISPOSITIVE POWER
       REPORTING                         -0-
                         ------ ------------------------------------------------
      PERSON WITH         10    SHARED DISPOSITIVE POWER
                                         4,056,120 (see Item 5)
-------- -----------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         4,056,120 (see Item 5)
-------- -----------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                             [ ]
-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                         12.9% (see Item 5)
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                                         OO
-------- -----------------------------------------------------------------------

         This Amendment No. 1 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D (the "Schedule 13D") filed on behalf of Warburg, Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg, Pincus & Co., a New York general partnership ("WP"), and Warburg Pincus LLC, a New York limited liability company ("WP LLC" and, together with WP VIII and WP, the "Reporting Entities"). The holdings of the Reporting Persons indicated in this Schedule 13D include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V. I ("WPNPE VIII I"), Warburg Pincus Netherlands Private Equity VIII C.V. II ("WPNPE VIII II") and Warburg Pincus Germany Private Equity VIII KG ("WPGPE VIII", and together with WP VIII, WPNPE VIII I and WPNPE VIII II, the "Investors"). WP, WP LLC and the Investors are referred to in this Amendment as the "Group Members." This Schedule 13D relates to the common shares, par value $0.01, of Jarden Corporation, a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to the shares of common stock of the Company, par value $0.01 per share.

         The Group Members are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each Group Member disclaims beneficial ownership of all shares of Common Stock as a result of the material contingencies contained in the Purchase Agreement and the Agreement (as defined below).

         Unless set forth below, all previous items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D.



ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The total amount of funds required by the Investors to purchase the securities of the Company as described herein is $300,000,710, to be furnished from the working capital of the Investors.



ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and by adding the following to the end of such
Item:

         Pursuant to an Assignment and Joinder Agreement, dated October 8, 2004 (the "Agreement"), as, by and among the Company, Catterton Partners V, L.P. ("Catterton Partners"), Catterton Partners V Offshore, L.P. ("Catterton Offshore"), Catterton Coinvest I, L.L.C. ("Catterton Coinvest," and together with Catterton Partners and Catterton Offshore, "Catterton") and the Investors, the Group Members assigned certain rights, and Catterton assumed the Group Member's related obligations, under the Purchase Agreement in connection with the purchase of the shares of Preferred Stock and Common Stock. Under the terms of the Agreement, upon the closing of the acquisition of American Household, Inc. ("AHI") by the Company, subject to the terms and subject to the conditions contained in the securities purchase agreement, dated

September 19, 2004, the Investors will purchase from the Company an aggregate of 612,245 shares of Common Stock, 110,204 shares of Series B Convertible Participating Preferred Stock of the Company, par value $0.01 per share ("Series B Preferred Stock"), and 171,429 shares of Series C Mandatory Convertible Participating Preferred Stock, par value $0.01 per share of the Company ("Series C Preferred Stock," together with Series B Preferred Stock, the "Preferred Stock" or the "Convertible Securities" and, together with the Common Stock and the Series B Preferred Stock, the "Securities") and the aggregate purchase price to be paid for these shares of Common Stock, the Series B Preferred Stock and the Series C Preferred Stock by the Investors is $300,000,710.


         CLOSING IN ESCROW. The closing in escrow as described in the Schedule 13D occurred on October 11, 2004. At such time as the Purchase Price is needed in connection with the AHI Acquisition, and in accordance with the terms of the Escrow Agreement, the Purchase Price will be released from escrow for use in consummating the AHI Acquisition and the securities will be released from escrow and delivered. The Purchase Agreement and the Agreement may be terminated (i) if the stock certificates relating to the securities have been released to the Company and the cash proceeds (and all interest earned thereon) have been released pursuant to the directions provided by WP VIII in connection with the termination of the AHI Acquisition in accordance with the terms of the Escrow Agreement or (ii) by mutual agreement of the parties. If the AHI Acquisition does not occur, the securities will be returned by the Escrow Agent to the Company and the Purchase Price and all interest earned thereon will be returned to WP VIII by the Escrow Agent and the securities will not be acquired.

         STANDSTILL AGREEMENT. Under the terms of the Agreement, the Investors agreed that for a period of five years after the Funding Date (subject to certain exceptions), neither the Investors nor their affiliates would acquire beneficial ownership in excess of 30% of the Company's voting stock or Common Stock (assuming conversion into Common Stock of the Preferred Stock) nor engage or participate in any specified transactions with respect to the Company, including any merger or other business combination, acquisition of assets or other similar transactions, subject to permitted exceptions. The terms of the Purchase Agreement had limited the Investors and their affiliates beneficial ownership to an amount not in excess of 35% of the Company's voting stock or Common Stock (assuming conversion into Common Stock of the Preferred Stock).

         In that connection, pursuant to the terms of the Purchase Agreement and the Agreement, a charter amendment will be proposed providing that the restrictions on transactions with related parties in the Company's Certificate of Incorporation will not apply to the Investors and their affiliates, except that during the first five years after the Funding Date if the standstill described above applies, the Investors will be subject to the related party restrictions if, together with their affiliates and associates, they beneficially owns more than 30% of the voting stock of the Company. Prior to the entry into the Agreement, the terms of the proposed charter amendment would have limited the Investors and their affiliates beneficial ownership to an amount not in excess of 35% of the voting stock of the Company.

         The foregoing summary is qualified in its entirety by reference to (1) the Purchase Agreement, a copy of which is set forth as Exhibit 2, (2) the Series B Certificate of Designations, a copy of which is set forth as Exhibit 3,
(3) the Series C Certificate of Designations, a copy of which is set forth as
Exhibit 4, (4) the Agreement, a copy of which is set forth as Exhibit 5 and (5) the Escrow Agreement, a copy of which is set forth as Exhibit 6 and each exhibit is incorporated herein by reference.

         Depending on prevailing market, economic and other conditions and subject to the terms of the Purchase Agreement discussed above, the Reporting Entities may from time to time dispose of or acquire additional securities of the Company, engage in discussions with the Company concerning further acquisitions of securities of the Company or otherwise invest in the Company. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of the Company's securities, subsequent developments concerning the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or decrease the size of their investment in the Company or to sell any or all of the securities of the Company that they hold.

         Except as set forth herein, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as follows:

                  (a) Due to their respective relationships with each other, as of October 8, 2004, the Reporting Entities may be deemed to beneficially own, in the aggregate, 612,245 shares of Common Stock of the Company as a result of the Purchase Agreement, the Escrow Agreement and the Agreement (subject to the terms of those agreements). As of October 8, 2004, as a result of the Purchase Agreement, the Escrow Agreement and the Agreement, the Reporting Entities may also be deemed to beneficially own additional shares of Common Stock by virtue of the Investors' beneficial ownership, subject to the terms and conditions contained in the Purchase Agreement, Escrow Agreement and the Agreement, of the Series B Preferred Stock. Assuming the full conversion of the Series B Preferred Stock into Common Stock as of October 8, 2004, pursuant to the terms and conditions of the Purchase Agreement and the Agreement described herein, the Investors may be deemed to beneficially own 4,056,120 shares of Common Stock, representing approximately 12.9% of the outstanding shares of Common Stock, based on a total of 31,504,834 shares of Common Stock outstanding, which is comprised of: (i) 27,447,959 shares of Common Stock outstanding as of September 19, 2004, as represented by the Company in the Purchase Agreement, (ii) the 612,245 shares of Common Stock to be acquired by the Investor into common stock subject to the terms and conditions of the Purchase Agreement and the Agreement described herein and
                  (iii) the 3,443,875 shares of Common Stock issuable upon the conversion of the 110,214 shares of Series B Preferred Stock to be acquired by the Investor into common stock subject to the terms and conditions of the Purchase Agreement and the Agreement described herein, and approximately 14.8% of the outstanding shares of Common Stock, before giving effect to the new issuance of shares of Common Stock underlying the Series B Preferred Stock. As described in Item 4, supra, the Reporting Entities do not expect to have the right to acquire beneficial ownership of additional shares of Common Stock within sixty days by virtue of the Investor's beneficial ownership of the Series C Preferred Stock. The Group Members are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

                  Each Group Member disclaims beneficial ownership of the Securities as a result of the material conditions contained in the Purchase Agreement and the Agreement.

                  (b) To the extent the Investors may be deemed to beneficially own the 4,056,120 shares of Common Stock discussed herein, each of WP and WP LLC may share with the Investors the power to vote or to direct the vote and to dispose or to direct the disposition of those shares.

                  (c) Except for the transactions contemplated by the Purchase Agreement and the Agreement, during the last sixty days there were no transactions effected by the Reporting Entities or by any of the persons set forth on Schedule I hereto.

                  (d) Except as set forth in Item 4 and in this Item 5, SUPRA, no person other than each respective record owner referred to herein of the Securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Securities.

                  (e) Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


                  Item 6 is hereby amended by adding the following to the end of such Item:

                  The Agreement and the Escrow Agreement were entered into on October 8, 2004 and are described herein in Item 4,SUPRA.

                  Except as referred to above, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.



ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1. Joint Filing Agreement, dated as of September 29, 2004, by and among Warburg Pincus Private Equity VIII, L.P.; Warburg, Pincus & Co.; and Warburg Pincus LLC. (filed previously)

                  2. Purchase Agreement, dated as of September 19, 2004, by and between Jarden Corporation and Warburg Pincus Private Equity VIII, L.P. (incorporated in this
                           Schedule 13D by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Jarden Corporation on September 23, 2004)

                  3. Form of Certificate of Designations, Preferences and Rights of Series B Convertible Participating Preferred Stock of Jarden Corporation. (incorporated in this Schedule 13D by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Jarden Corporation on September 23, 2004)

                  4. Form of Certificate of Designations, Preferences and Rights of Series C Mandatory Convertible Participating Preferred Stock of Jarden Corporation. (incorporated in this Schedule 13D by reference to Exhibit

                           10.4 of the Current Report on Form 8-K filed by Jarden Corporation on September 23, 2004)

                  5. Assignment and Joinder Agreement, dated October 8, 2004, by and among Jarden Corporation, Catterton Partners V, L.P., Catterton Partners V Offshore, L.P., Catterton Coinvest I, L.L.C., Warburg Pincus Netherlands Private Equity VIII C.V. I, Warburg Pincus Netherlands Private Equity VIII C.V. II, Warburg Pincus Germany Private Equity VIII KG and Warburg Pincus Private Equity VIII, L.P.

                  6. Escrow Agreement, dated as of October 8, 2004, by and among Jarden Corporation, Warburg Pincus Private Equity VIII, L.P. and National City Bank, a national banking association, as escrow agent.

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 2004

                                     WARBURG PINCUS PRIVATE EQUITY VIII, L.P.


                                     By:    Warburg, Pincus & Co.,
                                            General Partner

                                     By:     /s/  Scott A. Arenare
                                         ---------------------------------------
                                         Name:    Scott A. Arenare
                                         Title:   Partner


                                     WARBURG, PINCUS & Co.

                                     By:     /s/  Scott A. Arenare
                                         ---------------------------------------
                                         Name:    Scott A. Arenare
                                         Title:   Partner


                                     WARBURG PINCUS LLC

                                     By:     /s/  Scott A. Arenare
                                         ---------------------------------------
                                         Name:    Scott A. Arenare
                                         Title:   Managing Director

                                INDEX OF EXHIBITS

1. Joint Filing Agreement, dated as of September 29, 2004, by and among Warburg Pincus Private Equity VIII, L.P.; Warburg, Pincus & Co.; and Warburg Pincus LLC (filed previously)

2. Purchase Agreement, dated as of September 19, 2004, by and between Jarden Corporation and Warburg Pincus Private Equity VIII, L.P. (incorporated in this Schedule 13D by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Jarden Corporation on September 23,
         2004)

3. Form of Certificate of Designations, Preferences and Rights of Series B Convertible Participating Preferred Stock of Jarden Corporation. (incorporated in this Schedule 13D by reference to Exhibit 10.3 of the Current Report on Form 8-K filed by Jarden Corporation on September 23,
         2004)

4. Form of Certificate of Designations, Preferences and Rights of Series C Mandatory Convertible Participating Preferred Stock of Jarden Corporation. (incorporated in this Schedule 13D by reference to Exhibit
         10.4 of the Current Report on Form 8-K filed by Jarden Corporation on September 23, 2004)

5. Assignment and Joinder Agreement, dated October 8, 2004, by and among Jarden Corporation, Catterton Partners V, L.P., Catterton Partners V Offshore, L.P., Catterton Coinvest I, L.L.C., Warburg Pincus Netherlands Private Equity VIII C.V. I, Warburg Pincus Netherlands Private Equity VIII C.V. II, Warburg Pincus Germany Private Equity VIII KG and Warburg Pincus Private Equity VIII, L.P.

6. Escrow Agreement, dated as of October 8, 2004, by and among Jarden Corporation, Warburg Pincus Private Equity VIII, L.P. and National City Bank, a national banking association, as escrow agent.